SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-33921

Cascal N.V.
(Translation of registrant’s name into English)

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Press Release

On April 29, 2008, Cascal N.V. (“Cascal”) issued a press release confirming the completion of its acquisition of 49 percent stake in Yancheng China Water Company. A copy of this press release is furnished as Exhibit 101 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cascal N.V.
(Registrant)
	By:	/s/ Stephane Richer
Name: Stephane Richer
Title: Chief Executive Officer

By:	/s/ Steve Hollinshead
Name: Steve Hollinshead
Title: Chief Financial Officer

Date:  April 29, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit

101	Press release - “Cascal N.V. Completes Acquisition of 49 Percent Stake In Yancheng China Water Company”